UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

AMENDMENTS TO SECURED CREDIT FACILITIES

On November 20, 2015, Birks Group Inc. (the “Company”) executed an amendment to its second amended and restated revolving credit and security agreement, as amended (the “Revolver Agreement”) and to its third amended and restated term loan and security agreement, as amended (the “Term Loan Agreement”), pursuant to which its lenders agreed to remove the requirement to close a recapitalization transaction on or before January 31, 2016. Consequently, the amendments remove the additional reserve of up to $2.5 million that may be established by the senior secured lenders that would have lowered the borrowing availability. As part of the same amendments, the minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the Revolver Agreement and Term Loan Agreement) were also amended. The minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar. The minimum adjusted EBITDA levels are tested only in the event the excess availability minimum of $8.0 million is not met for five consecutive business days. In the event that excess availability falls below $8.0 million and the minimum adjusted EBITDA levels are not met, an event of default exists that could result in the outstanding balances borrowed under the Company’s senior secured credit facilities becoming due immediately.

On September 17, 2015, the Company executed an Amendment Letter with Investissement Québec (“IQ”) dated August 19, 2015, as further amended by an Amendment Letter dated November 19, 2015, pursuant to which IQ agreed to amend the Loan Agreements with the Company dated February 20, 2009, September 12, 2013 and July 25, 2014, respectively, to reduce the monthly capital requirements amounts of all term loans IQ has with the Company. The impact of the amendments on the first twelve months following the effective date of the amendments translates to a reduction of Cdn$2.0 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. These amendments were consented to by the senior secured lenders.

The foregoing summary of the amendments to the Revolver Agreement and the Term Loan Agreement are qualified in their entirety by reference to the actual Eighth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of November 20, 2015, the Third Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of November 20, 2015, the Amendment Letter with IQ dated August 19, 2015 and effective as of September 17, 2015 and the Amendment Letter with IQ dated as of November 19, 2015, respectively, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Form 6-K.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Eighth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated November 20, 2015

99.2	Third Amendment to Third Amended and Restated Term Loan and Security Agreement dated November 20, 2015

99.3	Amendment Letter between Investissement Québec and the Company dated August 19, 2015

99.4	Amendment Letter between Investissement Québec and the Company dated November 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC. (Registrant)

	By:	/s/ Miranda Melfi
Date: December 4, 2015		Miranda Melfi
Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Eighth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated November 20, 2015

Exhibit 99.2	Third Amendment to Third Amended and Restated Term Loan and Security Agreement dated November 20, 2015

Exhibit 99.3	Amendment Letter between Investissement Québec and the Company dated August 19, 2015

Exhibit 99.4	Amendment Letter between Investissement Québec and the Company dated November 19, 2015